Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$141,566	$112,851	$120,015	$116,532	$90,811

Interest expense
Senior notes payable and other debt	206,790	199,056	129,214	93,676	57,122

Earnings	$348,356	$311,907	$249,229	$210,208	$147,933

Interest
Senior notes payable and other debt expense	$206,790	$199,056	$129,214	$93,676	$57,122
Interest capitalized	114	—	—	—	—
Preferred stock dividends	—	3,449	—	—	—

Fixed charges	$206,904	$202,505	$129,214	$93,676	$57,122

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.68	1.54	1.93	2.24	2.59